UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated April 18, 2016 titled “GeoPark Announces First Quarter 2016 Operational Update”

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FIRST QUARTER 2016 OPERATIONAL UPDATE

OIL AND GAS PRODUCTION GROWTH AND RESUMED GAS DRILLING IN CHILE

Santiago, Chile – April 18, 2016 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru1, today announced its operational update for the three month period ended March 31, 2016 (“First Quarter” or “1Q2016”).

(All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified).

Quarterly Highlights

•	Oil and gas production up 15% to 22,518 boepd

o	Oil production up 16% to 16,347 bopd

o	Gas production up 12% to 37.0 mmcfpd

•	Work program quickly adjusted to manage through lower first quarter oil prices

o	Adopted more conservative 2016 work program scenario for $25-30/bbl oil price environment with $20-25 million capital investment targeting 0-5% production growth. Modular work program can be increased with sustained increase in oil prices

o	Continued cost cutting with meaningful operating, G&A and cash costs reductions. Also included temporary shut-in of three marginal fields in Colombia

•	New gas drilling and production in Chile

o	Resumed drilling in Chile with gas well Pampa Larga 16 already on production and gas well Ache Este 1 currently under evaluation (good hydrocarbon shows and reservoir potential)

Breakdown of Quarterly Production by Country

The following table shows production figures for 1Q2016, as compared to 1Q2015:

	1Q2016			1Q2015
	Total (boepd)	Oil (bopd)*	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	14,871	14,871	-	11,586	+28%
Chile	4,061	1,427	15,785	4,486	-9%
Brazil	3,586	49	21,224	3,494	+3%
Argentina	-	-	-	20	-
Total	22,518	16,347	37,009	19,586	+15%

*Includes royalties paid in kind in Colombia for 769 bopd approximately in 1Q2016. No royalties were paid in kind in Chile and Brazil operations.

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval

Oil and Gas Production Update

Consolidated:

Average consolidated oil and gas production increased 15% to 22,518 boepd in 1Q2016 compared to 19,586 boepd in 1Q2015. The increase in production was mainly attributed to production from new oil field discoveries (in 2015) and improved production performance of certain fields in LLanos 34 (GeoPark operated with 45% WI).

Compared to 4Q2015, consolidated production remained stable (down 2%) despite the temporary shut-in of three marginal fields, partially compensated by new gas production in Chile. Production mix remained stable, with oil production accounting for 73% of total reported production in 1Q2016 (vs 72% in 1Q2015), and 27% representing gas production.

Colombia:

Average net oil production in Colombia increased by 28% to 14,871 bopd in 1Q2016 compared to 11,586 bopd in 1Q2015, primarily attributed to production from new oil fields (Jacana, Tilo and Chachalaca fields discovered in 2015), and to the improved production performance of the Tigana and Tua fields during the quarter.

As a cost-cutting measure, three marginal fields (La Cuerva and two fields in Llanos 34) were temporarily shut-in with the expectation of bringing them back on-stream in the short to medium term.

Under the current conservative work program scenario, Colombian drilling activity is planned for the second half of 2016 with focus on the Llanos 34 Block (GeoPark operated with a 45% WI), and targeted drilling of two development wells and one exploratory well. The work program will also include between three and five workovers and facilities construction.

The Llanos 34 Block (GeoPark operated with 45% WI) represented 96% of GeoPark’s Colombian production in 1Q2016.

Chile:

Average net oil and gas production in Chile decreased by 9% to 4,061 boepd in 1Q2016 compared to 4,486 boepd in 1Q2015. This decrease consists of 41% lower oil production, explained by the natural decline and no new drilling during 2015, and 29% higher gas production, generated by improved performance of the Ache gas field (production boosted by the new treatment facility) and the new Pampa Larga 16 well in Fell Block (GeoPark operated with a 100% WI).

Production in Chile was 27% and 1% higher than in 3Q2015 and 4Q2015, respectively, showing two consecutive quarters of production growth, reversing a previous trend.

Pampa Larga 16 well was drilled during 1Q2016 to a total depth of 9,745 feet and was tested in the Tobifera formation. The well is on production with gas rates of approximately 1.8 mmcfpd. Further production history will be required to determine stabilized flow rates and the extent of the reservoir. Ache Este 1 appraisal well was drilled in the Fell Block to a total depth of 9,799 ft. The well demonstrated good hydrocarbon shows and reservoir potential and is waiting for a workover to clean up formation damage incurred during drilling.

The Fell Block (GeoPark operated with a 100% WI) represented 99% of GeoPark’s Chilean production. Production mix in Chile has grown to 65% gas - which is largely unaffected by low oil prices.

Brazil:

Average net oil and gas production in Brazil increased 3% to 3,586 boepd in 1Q2016 compared to 3,494 boepd in 1Q2015, showing an increase of 19% and 1% when compared to 3Q2015 and 4Q2015, respectively. This is primarily attributed to the installation of the new Manati gas field compression plant to stabilize production and develop the remaining gas reserves.

The Manati Field (non-operated with a 10% WI) represented 100% of GeoPark’s Brazilian production.

Production Evolution

(boepd)	1Q2015	2Q2015	3Q2015	4Q2015	1Q2016
Colombia	11,586	12,592	13,033	15,510	14,871
Chile	4,486	3,654	3,207	4,006	4,061
Brazil	3,494	3,329	3,004	3,546	3,586
Argentina	20	-	-	-	-
Total	19,586	19,575	19,244	23,062	22,518
Oil	14,101	14,512	14,712	17,123	16,347
Gas	5,485	5,063	4,532	5,939	6,171

For further information please contact: INVESTORS:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600 Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2016 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: April 18, 2016